FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page

Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ William Wei Li Dai
	Name:	William Wei Li Dai
	Title:	Chief Financial Officer

Date: November 17, 2010

Exhibit 99.1
China Nepstar Chain Drugstore Reports Third Quarter 2010 Financial Results
- Strategic Transition Progresses, New Convenience Products Drive Revenue Increase-
Shenzhen, China, November 17, 2010 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the quarter ended September 30, 2010.
Financial Highlights for the Quarter Ended September 30, 2010:
•	Revenue was RMB597 million (US$89 million), reflecting a 7.3% increase compared to revenue of RMB556 million in the third quarter of 2009

•	Gross margin was 49.8%, compared to 49.6% in the third quarter of 2009

•	Income from operation was RMB14 million (US$2 million), compared to a loss of RMB13 million in the second quarter of 2010 and a loss of RMB4 million in the first quarter of 2010

•	Net cash flow from operations was RMB38 million (US$6 million)
Mr. Jason Wu, Acting Chief Executive Officer of Nepstar, commented, “We are encouraged by the improvement in same store sales growth over the course of the third quarter, as we continue our transformation into a hybrid of pharmacy and convenience store. We believe this shift in strategy will be key to offsetting pressure on pharmacy revenues due to ongoing government reform initiatives and the imposition of price caps on drug manufacturers and retailers. This product driven strategy is also expected to compensate for increases in labor and rental costs across the regions in which we operate. Since the beginning of the year 2010, we have added nearly 370 new SKUs (Stock Keeping Unit) and these newly introduced high turnover convenience products accounted for approximately 10% of the revenue we generated for the nine-month period ended September 30, 2010. We are focused on optimizing our product mix to drive new customer acquisition, increasing sales among our existing loyal customer base, and maximizing operating efficiencies.”
Third Quarter Results and Operating Highlights

During the third quarter of 2010, the Company opened 32 new stores and closed 37 stores. As of September 30, 2010, Nepstar had a total of 2,577 stores in operation.
Revenue for the quarter ended September 30, 2010 increased 7.3% to RMB597 million (US$89 million), compared to revenue of RMB556 million for the same period in 2009. The increased sales of newly introduced high turnover convenience products offset the negative impact from Chinese government’s price control policy on prescription and over-the-counter (“OTC”) drug sales.
Third quarter revenue contribution from prescription drugs was 21.6%, OTC drugs was 35.5%, nutritional supplements was 20.1%, traditional Chinese herbal products was 3.2% and other products was 19.6%. Since the beginning of the year, the Company has added nearly 370 new SKUs and these newly introduced high turnover convenience products accounted for approximately 10% of the revenue we generated for the nine-month period ended September 30, 2010.
Same store sales (for 2,139 stores opened before December 31, 2008) for the third quarter of 2010 increased by 1.6% compared to the same period in 2009. Monthly same store sales growth year over year for July, August and September was 0.8%, 1.3% and 2.8%, respectively. These increases were mainly attributable to effective marketing campaigns and the introduction of high turnover convenience merchandise. Cash receipts from Nepstar Shopper’s Card, a prepaid card introduced in the second quarter of 2010, reached RMB56 million in the third quarter, compared to RMB14 million in the second quarter. The unutilized balance of these prepaid cards was approximately RMB24 million by end of the third quarter.
Nepstar’s portfolio of private label products included 1,709 products as of September 30, 2010. Sales of private label products represented approximately 31.4% of revenue and 42.5% of gross profit for the third quarter of 2010.
Third quarter gross profit was RMB297 million (US$44 million), compared to RMB276 million in the same period of 2009. Gross margin in the third quarter of 2010 was 49.8%, compared to 49.6% in the same period of 2009 and 50.1% in the second quarter of 2010. The gross margin decline from the second quarter to the third quarter of 2010 was mainly due to the introduction of a large number of high turnover convenience products with competitive prices in September 2010. However, due to the Company’s active efforts to promote private label products and selected high turnover convenience products, private label products’ contribution in the convenience category also reached 30.5%, which effectively helps maintain the convenience category at a reasonable gross margin level.
Sales, marketing and other operating expenses as a percentage of revenue in the third quarter of 2010 increased to 41.9%, compared to 38.4% in the same period of 2009. This increase was primarily due to the higher labor cost associated with the upward minimum wage adjustments in literally all of the regions in which Nepstar operates. Increased rental expenses and logistics cost associated with the shift in the Company’s product mix to high turnover convenience products also contributed to higher operating expenses.
General and administrative expenses as a percentage of revenue in the third quarter of 2010 were 5.5%, compared to 5.1% in the same period of 2009.
Primarily as a result of the factors discussed above, income from operation in the third quarter of 2010 was RMB14 million (US$2 million), compared to RMB34 million in the same period of 2009 and loss from operation of RMB13 million with a one-time non-recurring penalty in the second quarter of 2010. Operating margin was 2.4% in this quarter, compared to 6.1% in the same quarter of 2009.
Interest income for the third quarter of 2010 was RMB5.5 million (US$8 million), compared to RMB17 million in the same period of 2009. Equity in income of an equity method investee was RMB2 million (US$0.3 million), compared to that of RMB0.8 million in the same quarter of 2009. The decrease in interest income was mainly due to (i) the maturity of all held-to-maturity investment securities which earned higher interest income, (ii) a general decrease of interest rates for short-term bank deposits, and (iii) lower cash balances as a result of the dividend payments in 2009 and 2010.
Nepstar’s effective tax rate was 53.2% for the third quarter, compared to 28.4% for the same period in 2009. The increase in effective tax rate was primarily due to the varying profitability among subsidiary companies for the third quarter of 2010, an increase in the deferred tax asset valuation allowance for tax loss carry forwards, and an increase in transitional tax rate from 20% in 2009 to 22% in 2010 for subsidiaries in Shenzhen.
Net income in the third quarter of 2010 was RMB10 million (US$1.6 million), which represented RMB0.10 (US$0.01) basic earnings per American depositary share (“ADS”), and RMB0.10 (US$0.01) diluted earnings per ADS. This compares to net income of RMB37 million, which represented RMB0.36 basic earnings per ADS and RMB0.35 diluted earnings per ADS in the same period of 2009. The total number of outstanding ordinary shares of the Company as of September 30, 2010 was 207 million. The weighted average number of ordinary shares in the third quarter of 2010 was 211 million. Each ADS represents two ordinary shares of the Company.
On August 13, 2010, the Company announced a share repurchase program of up to US$20 million over 12 months. The repurchases shall be made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing under the applicable laws, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. By the end of third quarter of 2010, approximately 1.9 million shares of ADS have been repurchased at an average price of US$2.8 per ADS.
As of September 30, 2010, Nepstar’s total cash, cash equivalents and current bank deposits were RMB1,147 million (US$171 million) and its shareholders’ equity was RMB1,551 million (US$232 million).
In the third quarter of 2010, net cash flow from operations was RMB38 million (US$6 million).
Business Outlook
“We remain cautiously optimistic as we continue to implement our strategic transition,” commented Mr. Wu. “As we expand our product range by adding more high turnover convenience products, we are also upgrading logistics support, improving store space management and adopting a more proactive marketing approach to attract new customers. In Northern China, we have seen improvement in same store sales, but need to enhance margins. In Southern China, sales and margins are both experiencing steady growth. In Eastern and Central China, we achieved solid margin expansion, but still need to improve same store sales. We believe that the entire transformation process will continue to involve tremendous planning, testing and execution in the near term, but will be rewarding in the long run. We continue to leverage our established store footprint, proven central procurement program, and advanced IT systems to execute our strategy. We believe that the strong foundation we have built over the past decade will make our transition successful.”
Conference Call Information
The Company will host a conference call with simultaneous webcast, today on November 17, 2010 at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1- 201-689-8049 (International) approximately five to ten minutes before the call start time. A live web cast of the conference call will be available on the Nepstar website at www.nepstar.cn.
A replay of the call will be available shortly after the conclusion of the conference call through November 24, 2010 at 11:59 p.m. Eastern Standard Time or November 25, 2010 at 12:59 p.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 359985.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE:NPD — News) is China’s largest retail drugstore chain based on the number of directly operated stores. As of September 30, 2010, the Company had 2,577 stores across 74 cities, one headquarter distribution center and 13 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.6905 on September 30, 2010 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2010, or at any other date. The percentages stated are calculated based on RMB amounts.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dixon.chen@grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@grayling.com
# # #
Tables Follow

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands — except per-share data)

	Three-month period ended
	September 30
	2009	2010	2010
	RMB	RMB	USD
Revenue	556,179	597,045	89,238
Cost of goods sold	(280,240)	(299,604)	(44,781)

Gross profit	275,939	297,441	44,457
Sales, marketing and other operating expenses	(213,642)	(249,990)	(37,365)
General and administrative expenses	(28,231)	(32,991)	(4,931)

Income from operations	34,066	14,460	2,161
Interest income	16,672	5,537	828
Equity in income of an equity method investee	789	2,314	346

Income before income tax expense	51,527	22,311	3,335
Income tax expense	(14,637)	(11,875)	(1,775)

Net income attributable to China Nepstar Chain Drugstore Ltd.	36,890	10,436	1,560

Basic earnings per ordinary share	0.18	0.05	0.01
Basic earnings per ADS	0.36	0.10	0.01
Diluted earnings per ordinary share	0.18	0.05	0.01
Diluted earnings per ADS	0.35	0.10	0.01

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of	As of
	December 31,	September 30,
	2009	2010
	RMB	RMB	USD
ASSETS
Current assets
Cash, cash equivalents and bank deposits	666,012	1,147,400	171,497
Restricted cash	765,000	—	—
Held-to-maturity investment securities	400,000	—	—
Accounts receivable, net of allowance for doubtful accounts	72,561	95,500	14,274
Prepayments for purchase of merchandise paid to related parties	38,102	6,615	989
Amounts due from related parties	7,306	11,470	1,714
Prepaid expenses, deposits and other current assets	144,154	134,963	20,172
Inventories	369,775	385,266	57,584
Deferred tax assets	6,907	3,122	467

Total current assets	2,469,817	1,784,336	266,697

Non-current assets
Property and equipment, net	204,710	203,983	30,488
Rental deposits	38,557	41,305	6,174
Cost method investments	12,638	12,638	1,889

	As of	As of
	December 31,	September 30,
	2009	2010
	RMB	RMB	USD
Equity method investment	29,343	34,978	5,228
Land use right	8,622	8,334	1,246
Intangible assets, net	725	426	64
Goodwill	40,462	52,971	7,917
Deferred tax assets	2,914	3,796	567
Deposits for acquisitions	12,788	2,000	299

Total non-current assets	350,759	360,431	53,872

TOTAL ASSETS	2,820,576	2,144,767	320,569

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	470,000	—	—
Accounts payable	313,794	324,619	48,519
Amounts due to related parties	12,533	23,093	3,451
Accrued expenses and other payables	121,645	125,907	18,819
Income tax payable	38,599	51,435	7,688
Dividend payable	38,631	—	—
Deferred income	—	30,025	4,488

Total current liabilities	995,202	555,079	82,965

Non-current liabilities
Deferred income	27,002	24,060	3,596

	As of	As of
	December 31,	September 30,
	2009	2010
	RMB	RMB	USD
Deferred tax liability	20,640	14,162	2,117

Total non-current liabilities	47,642	38,222	5,713

Total liabilities	1,042,844	593,301	88,678

Shareholders’ equity
Share capital	166	164	25
Treasury stock	—	(1,456)	(218)
Additional paid-in capital	1,605,762	1,501,373	224,404
Accumulated other comprehensive loss	(38,485)	(40,503)	(6,054)
Retained earnings	210,289	91,888	13,734

Total shareholders’ equity	1,777,732	1,551,466	231,891

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,820,576	2,144,767	320,569